 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

EARNINGS FOR THE FIRST QUARTER OF 2017

On June 1, 2017, Mobileye N.V. (the “Company”) issued a press release announcing its earnings for the first quarter of 2017.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EMPLOYMENT AGREEMENT AMENDMENTS

On June 1, 2017, the Company or its wholly-owned Israeli subsidiary, Mobileye Vision Technologies Ltd., entered into amendments (each, an “Amendment”) to the employment agreements (each, an “Employment Agreement”) previously entered into with each of Ziv Aviram and Ofer Maharshak (each an “Executive”). Each Amendment provides that in the event the employment of the Executive is terminated for any reason following the closing of the purchase agreement the Company previously entered into with Intel Corporation and Cyclops Holdings, Inc. (other than for Cause as defined in the Employment Agreement), the Company’s options and, only with respect to Mr. Maharshak, the Company’s restricted stock units then-held by the Executive shall automatically and immediately accelerate and vest in full upon such termination. All other terms and conditions in the Employment Agreement remain in full force and effect.

A copy of each Amendment is attached hereto as, respectively, Exhibit 4.1 and 4.2, and each is incorporated herein by reference.

Exhibit No.	Description of Exhibit
4.1	Employment Agreement, dated June 1, 2017, between Mobileye Vision Technologies Ltd. and Ziv Aviram.
4.2	Employment Agreement, dated June 1, 2017, between Mobileye N.V. and Ofer Maharshak.
99.1	Press release dated June 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 1, 2017

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer